Atmos Home Inc.



ANNUAL REPORT

2308 Circuit Way
Brooksville, FL 34604
http://atmoshome.tech/

This Annual Report is dated April 27, 2018

BUSINESS

Corporate Overview

Atmos is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

Sales, Supply Chain, & Customer Base

Initial "Go-to-market" will be accomplished via a product pre-sales campaign, as has become common in the tech hardware industry. Post-launch product sales will be accomplished through online marketplaces such as Amazon, as well as through smart-home focused retailers such as Best Buy, Target, and Lowes. Supply chain will be a combination of traditional electronic component suppliers and subcontract manufacturers for some modules. Atmos' initial customer base will be those looking to upgrade their home to a smart home, and those frustrated with the lack of control options for their connected devices.

Competition
Amazon / Google / Apple The Amazon Echo, Google Home, and upcoming Apple HomePod are voice activated virtual assistants and smart home controllers. These products cannot control a large majority of smart home devices as they do not include major control standards. SmartThings builds an array of smart home devices controllable from a central smartphone app. While their product line does support several protocols, a great deal of customization and know-how is required by the end user.

Liabilities and Litigation
Atmos does not currently carry an significant liabilities and is involved in no litigation at this time.

The Team

| Mark Lyle | CEO / CTO / Director |
| Chris Ladwig | Chief Design Officer / Director |

Mark Lyle
Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was later acquired by Radio Frequency Micro Devices/Qorvo(Nasdaq: QRVO) in 2008 for $25M. Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception up to 20K devices per week at the time of acquisition. Mark served as CTO of Fuse Mobile Apps, a mobile smartphone and tablet applications software developer, from January 2014 until August 2015. Mark also served as CTO of Fuse Automation Corp., a hardware and software development consulting firm, from August 2015 until June 2017.

Chris Ladwig
Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging, and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. His work for Sonny's BBQ has recently been listed on   Rebrand's 100 for 2016 and he was recognized as Art Director of the Year in the 2017 American Advertising Awards. Chris served as Art Director at Fry Hammond Barr, a   full service digital and traditional advertising agency, from August 2014 until March 2015. Chris also served as Senior Creative at Purple, Rock, Scissors, a digital marketing agency, from March 2015 until July 2015. Chris also served as Senior Art Director at Push, a full service advertising agency, from July 2015 until April 2017.

Related Party Transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Technology Adoption The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.
- Competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- Key Personnel The success of the business is heavily dependent on the work and leadership of our key management personnel, specifically Mark Lyle, the inventor of our technology, and Chris Ladwig, Chief Designer. If either of these individuals were to leave the company, it would be difficult to replace them, and the business would be harmed. We will also need to retain additional highly skilled personnel if we are to achieve effective growth. Our future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that some of our competitors may attempt to hire our employees and officers, all of whom are at-will employees and not parties to employment agreements with the company.
- Product Development We are currently in the research and development phase and have not yet manufactured a customer-ready prototype of our product. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.
- Production and Regulatory Compliance We face significant barriers as we attempt to produce our product, including regulatory and compliance barriers. We do not yet have a fully-fully functional product prototype, and do not have a final design, a manufacturing facility, or manufacturing processes. We will need to contract with manufacturers with excess capacity to produce some of our

components. We must successfully overcome these and potentially other design, manufacturing, and regulatory hurdles to be successful.

- Subsequent Financing The company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the company's common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the company's common stock. In addition, if the company needs to raise additional equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment, including the possibility of a lower purchase price.

- Limited Transferability and Liquidity Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock an no market is expected to develop.

- Management Discretion as to Use of Proceeds The company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate base on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- Forward Looking Information Any projection or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- Procurement of Parts and Materials Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced

components wherever possible.

- Performance and Reliability of Contractors The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.
- Marketing Campaign Risks Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the traditional designs offered by competitors.
- Expansion and Retention of Management Team The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations, and cause a delay in meeting our goals.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership
- Mark Lyle, 85.0% ownership, Common Stock

Classes of securities
- Common Stock: 1,005,710

Voting Rights
Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends
Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the board of directors from time to time based upon the results of our operations and our financial condition and any other factors that the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered

into by us from time to time.

Liquidation Rights
In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments
Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Florida Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder
As a minority holder of common stock, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution
Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements

Our financial statements can be found attached to this document as Exhibit A. The financial review covers the period ending in 2017-12-31.

Results of Operation

The company has not yet generated any revenues and does not anticipate doing so until we have entered production of our Atmos Home Control System. The company's financial projections, based on a maximum capital raise of $1,070,000, indicate that we can operate the business for 1 year without revenue generation. Projections for 12 months of operation include estimated total capital expenditures of $630,000 which includes items such as research and development equipment and manufacturing equipment. Estimated operating expenses total approximately $370,000 for 12 months of operation and include items such as facility rent, marketing and promotion expenses, accounting and legal fees, and general operational expenses.

Financial Milestones

The company will spend a majority of the funds raised on continued research and development, marketing, and capital purchases related to the production of the Atmos Home Control System. Shipment of the first systems is targeted for August 2018, and production will continue to ramp into 2020. Assuming that the required operating capital is raised, the company is forecasting annual revenue of $2.3 million, $19.6

million, and $64.9 million for the first three full fiscal years of operation, based on a tentative production schedule that calls for the first Atmos Home Control Systems to enter production in July 2018. Projected sales of the Atmos Home Control System are 8,050 units in 2018, 37,000 units in 2019, and 118,000 units in 2020 at an average sale price of $249 per unit. Based on these sales projections, the company anticipates that it will achieve positive cash flow by the end of 2018. The companies' next financial milestones will be achieved with the launch of additional Atmos Home products currently in development, the Atmos Expand Smart Light Switch which the company is projecting will go into production in October 2018, and the Atmos Surround Smart Speaker which is forecasted to enter production in January 2019. Projected sales of the Atmos Expand Smart Light Switch are 2050 units in 2018, 41,000 units in 2019, and 137,000 units in 2020 at an average price of $129 per unit. Projected sales of the Atmos Surround Smart Speaker are 0 units in 2018, 28,000 units in 2019, and 103,000 units in 2020 at an average price of $159 per unit. The company is targeting the launch of Atmos Home products into retail distribution in Q3 2019. The company will also continue to invest in the development of additional products to further enhance the Atmos product line.

Liquidity and Capital Resources
The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for approximately 6 months. If we do not reach the full amount we are seeking in this offering, we will seek to raise additional capital on an expedited basis.

Indebtedness
The company does not have any material indebtedness.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2018.

ATMOS HOME INC.

By: /s/ Mark Lyle_____
Title: Chief Executive Officer

_____

EXHIBIT A

FINANCIAL STATEMENTS

ATMOS HOME INC.

FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2017

Atmos Home Inc.
Index to Financial Statements
(unaudited)

ATMOS HOME INC.
BALANCE SHEET
DECEMBER 31, 2017
(unaudited)

	December 31, 2017
Assets	
Current assets:	
Prepaid expenses	$ 62.38
Equipment	$ 5,000.00
Total current assets	5,062.38
Intangible assets, net	10,000
Total assets	$ 15,062.38
Liabilities and Stockholders' Equity	
Commitments and contingencies	-
Stockholders' Equity	
Common stock, $0.0001 par, 5,000,000	
Shares authorized, 1,005,710 issued and outstanding	$ 100.57
Paid-in capital	34,143.25
Accumulated deficit	(19,181.44)
Total stockholders' equity	15,062.38
Total liabilities and stockholders' equity	$ 15,062.38

Revenues	$	-
Operating expenses:		
General and administrative		19,181.44
Total operating expenses		19,181.44
Operating loss		(19,181.44)
Net loss	$	(19,181.44)

ATMOS HOME INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO DECEMBER 31, 2017
(unaudited)

| | Common Stock | | Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
August 23, 2017 (Inception)	-	-	-	-	-
Founders' shares and contributed capital	1,005,710	$100.57	$34,143.25	-	$34,243.82
Net loss				$(19,181.44)	$(19,181.44)
December 31, 2017	1,005,710	$100.57	$34,143.25	$(19,181.44)	$15,062.38

Cash Flows from Operating Activities

Net loss	$ (19,181.44)
Adjustments to reconcile net loss to net cash used in operating activities:	
Prepaid expenses	(62.38)
Net cash used in operating activities	(19,243.82)

Cash Flows from Investing Activities

Purchase of tangible assets	(5,000)
Purchase of intangible assets	(10,000)
Net cash used in investing activities	(15,000)

Cash Flows from Financing Activities

Proceeds from capital contributions	34,243.82
Net cash provided by financing activities	34,243.82

Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

ATMOS HOME INC.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the Atmos home control system compatible with most connected home devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

Income Taxes
The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of 12/31/17, the company has currently issued 1,005,710 shares of common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 24, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Mark Lyle, Chief Executive Officer of Atmos Home Inc., hereby certify that the financial statements of Atmos Home Inc. included in this Report are true and complete in all material respects.



Mark Lyle
Chief Executive Officer
Atmos Home Inc.